September 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Babette Cooper and Robert Telewicz

Re:	abrdn Platinum ETF Trust (formerly, Aberdeen Standard Platinum ETF Trust) Form 10-K for the Fiscal Year Ending December 31, 2021 Filed March 1, 2022 File No. 001-34590

Dear Ms. Cooper and Mr. Telewicz:

We are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 15, 2022, relating to the Annual Report of abrdn Platinum ETF Trust, formerly known as Aberdeen Standard Platinum ETF Trust (the “Registrant”), on Form 10-K (File No. 001-34590) for the fiscal year ended December 31, 2021 filed with the Commission on March 1, 2022 (the “Form 10-K”).

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-K for the Fiscal Year Ending December 31, 2021

Exhibits 31.1 and 32.1

1.	We note that the Certifications included as Exhibits 31.1 and 32.1 were signed by your former Chief Executive Officer, Christopher Demetriou. Please amend your 2021 Form 10-K to include Certifications signed by your current Chief Executive Officer, Steven Dunn.

Response: In accordance with the Staff’s comment, we are concurrently filing an amendment to the Registrant’s Form 10-K for the fiscal year ended December 31, 2021, to amend the certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Certifications”), which were included as Exhibits 31.1 and 32.1, to correct the name and conformed signature of the Registrant’s Chief Executive Officer, which were incorrect in the original Form 10-K. The Registrant supplementally advises the Staff that on February 28, 2022, the date the original Form 10-K was submitted to the Commission (filing was accepted via EDGAR the next business day on March 1, 2022), the Registrant was in possession of the executed Certifications from both of the Registrant’s appropriate certifying officers, Steven Dunn and Andrea Melia. Due to a clerical error, references to Christopher Demetriou, the former Chief Executive Officer, in the conformed copies of the Certifications filed via EDGAR with the original Form 10-K filing were not updated to reflect that the signatory had been corrected from Christopher Demetriou to Steven Dunn, the current Chief Executive Officer, on the Certifications that were fully executed on February 28, 2022 and were in the Registrant’s possession at the time of the original 10-K filing.

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Should you have any questions concerning the above, please call the undersigned at (215) 405-2049.

Very truly yours,

/s/ Andrea Melia
Andea Melia Chief Financial Officer and Treasurer, abrdn ETFs Sponsor LLC

cc:	Thomas C. Bogle, Esq., Dechert LLP
Stephanie A. Capistron, Esq., Dechert LLP

1900 Market Street, Suite 200 Philadelphia, PA 19103 T +(1) 215 405 5700 F +(1) 215 405 2384

abrdn plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh, EH2 2LL.

www.abrdn.com

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